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                             June 26, 2023

       Rafael Moreira Pereira
       Chief Financial Officer
       Crescera Capital Acquisition Corp.
       Rua An  bal de Mendon  a, 27, 2nd floor
       Rio de Janeiro , RJ, Brazil

                                                        Re: Crescera Capital
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 14,
2023
                                                            File No. 001-41081

       Dear Rafael Moreira Pereira:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note disclosures in your Schedule 14A filed on April 19, 2023 indicating that your sponsor has significant
ties to a non-U.S. person and the potential risks of your initial business combination
being subject to a review by the Committee on Foreign Investment in the United States.
Please include corresponding disclosure in future periodic reports.
 Rafael Moreira Pereira
FirstName  LastNameRafael
Crescera Capital AcquisitionMoreira
                            Corp. Pereira
Comapany
June       NameCrescera Capital Acquisition Corp.
     26, 2023
June 26,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Manuel Garciadiaz, Esq.